U.S. Securities and Exchange Commission
                             Washington, D.C. 20449

                          Notice of Exempt Solicitation
                       Submitted pursuant to Rule 14a-6(g)

1.       Name of Registrant:

         MBNA Corporation

2.       Name of person relying on exemption:

         College Retirement Equities Fund

3.       Address of person relying on the exemption:

         730 Third Avenue, New York, NY 10017

4.       Written materials. The following written materials are attached:

         Exhibit 1: Letter from Peter C. Clapman on behalf of Teachers Insurance and Annuity Association - College Retirement Equities Fund